Pursuant to a Board approved vote on July 20, 2005, Fidelity Commonwealth Trust commenced a new series of shares, Fidelity Strategic Real Return Fund, and new classes of shares, Advisor Strategic Real Return Fund (Class A, Class T, Class B, Class C, and Institutional Class) on September 7, 2005.